701 Fifth Avenue, Suite 5100 Seattle, WA 98104-7036 PHONE 206.883.2500 FAX 206.883.2699 www.wsgr.com

January 9, 2012

Via EDGAR and Electronic Mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jeffrey P. Riedler, Assistant Director
Laura Crotty

Re:	Oncothyreon Inc.
Registration Statement on Form S-3
Initially filed December 23, 2011
File No. 333-178726

Ladies and Gentlemen:

On behalf of Oncothyreon Inc. (the “Company”), we submit this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 5, 2012, relating to the Company’s Registration Statement on Form S-3 (File No. 333-178726) filed with the Commission on December 23, 2011 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for the convenience of the Staff, we are providing to the Staff by electronic mail a copy of this letter and a marked copy of Amendment No. 1 (against the Registration Statement filed on December 23, 2011). Amendment No. 1, as filed via EDGAR, is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

General

1.	We note that your registration statement relates to the offering and sale of, among other securities, the guarantee of debt securities, warrants and units that may be issued by the company; however, the filing does not identify the guarantors nor list the guarantors as co-registrants. We also note that the Exhibit 5.1 legal opinion contemplates that one or more subsidiary of the company may fully and unconditionally guarantee debt securities, warrants and units, or any combination thereof. Please amend your filing to identify all guarantors, including guarantors that are subsidiaries of the company, where appropriate and list each as a co-registrant.

AUSTIN   GEORGETOWN, DE   HONG KONG    NEW YORK   PALO ALTO   SAN DIEGO   SAN FRANCISCO    SEATTLE   SHANGHAI   WASHINGTON, DC

January 9, 2012

In response to the Staff’s comment, all prior references in the Registration Statement and the Exhibit 5.1 legal opinion to the registration of the offer and sale of guarantees of debt securities, warrants and units that may be issued by the Company have been eliminated.

In addition, the Company is submitting under separate cover a request for the acceleration of the effectiveness of the Registration Statement. Such request includes the acknowledgments identified on page 2 of the Staff’s comment letter.

* * * * *

January 9, 2012

Please direct your questions or comments regarding the Company’s responses or Amendment No. 1 to Patrick J. Schultheis or the undersigned at (206) 883-2500. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

Enclosures

cc (w/encl.):	Robert L. Kirkman, M.D.
Julie Eastland Oncothyreon Inc. Patrick J. Schultheis Wilson Sonsini Goodrich & Rosati, P.C.